Exhibit 99.1

Drilling Contract

Party A: PetroChina Oil and Gas Company Limited Jilin Oil Field Branch Company

Party B: Jilin Songyuan Tiancheng Drilling Engineering Co. Ltd., (Team 4001)

April 28th , 2011

Songyuan, Jilin

Party A: PetroChina Oil and Gas Company Limited Jilin Oil Field Branch Company (Seal)

Representative of Party A:

Party B: Jilin Songyuan Tiancheng Drilling Engineering Co. Ltd.,

Representative of Party B: Yansheng Yang

Date: April 28th, 2010